Exhibit 99.1

PARTNER COMMUNICATIONS CONSIDERS
 POTENTIAL DEBT OFFERING IN ISRAEL

ROSH HA'AYIN, Israel, April 14, 2011 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that it is currently considering the offering of debt securities in Israel of up to NIS 1.2 billion par value through a public offering pursuant to a shelf offering report and the Company's shelf prospectus dated September 3, 2009, as amended on May 23, 2010 and on September 20, 2010 ("the Shelf Prospectus"). The Company intends to use the proceeds of such an offering, if made, for the Company's current needs including settling payments on, or purchasing, the Company's Series A Notes and/or refinancing other debt. Such an offering, if made, will be pursuant to a 'uniform public offering', as defined in the Securities regulations promulgated under the Israeli Securities Law, 1968, as further described in a shelf offering report to be published by the Company, if published.

In connection with the potential debt offering, the Company is considering the offering of notes through expanding three of the Company's series of notes currently traded on the Tel Aviv Stock Exchange Ltd.: (1) Series C Notes bearing an annual fixed interest rate of 3.35% and linked to the Israeli Consumer Price Index; (2) Series D Notes bearing a floating annual interest rate based on the annual interest rate of short term debt issued by the State of Israel ('Makam') in addition to a fixed annual spread of 1.20%; and (3) Series E Notes bearing an annual fixed interest rate of 5.5% and not linked to the Israeli Consumer Price Index.

The Series C Notes, Series D Notes and Series E Notes were initially issued by the Company pursuant to a shelf offering report dated April 15, 2010, as amended on April 21, 2010. The terms of the Series C Notes, Series D Notes and Series E Notes, to be issued, if issued, would be identical to the terms of the currently outstanding Series C Notes, Series D Notes and Series E Notes. The Company has not yet made any definite decision as to the offering of any securities, nor as to its scope, terms or timing, nor is there any certainty that such an offering will be made, in part or in whole, or that a shelf offering report will be published.

Any public offering of securities, if made, will be made only in Israel. Securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States and/or to U.S. Persons (as defined in Regulation "S" promulgated under the Securities Act) without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

In this connection, on April 14, 2011, Standard & Poor's Maalot announced that it "assigned its 'ilAA-' rating to additional Series C and/or D and/or E bonds of up to NIS1.2 billion par value, to be issued by Partner Communications Company Ltd. (ilAA-/Negative) through an expansion of the series.

The proceeds from the issuance are designated for Partner's current needs, including settling payments on, or purchasing, the company's Series A bonds, and/or refinancing other debt. The rating reflects our assessment that the expansion of the bonds in itself will not negatively influence the company's financial risk profile, nor the rating of the existing bond series, as a significant increase in the net financial debt beyond the company's consolidated debt post acquisition of 012 Smile, is not anticipated." For further information see Standard & Poor's Maalot's announcement dated April 14, 2011 on: http://www.maalot.co.il/reports/495/B14042011.pdf or its informal English translation attached to our Form 6-K to be furnished to the Securities and Exchange Commission later today. In addition, for details regarding the rationale behind the rating of the Company, see Standard & Poor's Maalot's rating report dated October 19, 2010, in the Standard & Poor's Maalot's announcement on: http://www.maalot.co.il/reports/495/RU19102010.pdf or its informal English translation attached to our Form 6-K furnished to the Securities and Exchange Commission on October 20, 2010.

For financial information regarding 012 Smile Telecom Ltd. and the implications of its acquisition by the Company and for further certain supplemental financial information, all prepared in connection with the potential debt offering in Israel, see our Form 6-K to be furnished to the Securities and Exchange Commission later today.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2010 Annual Report (20-F) filed with the SEC on March 16, 2011. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.
For more information about Scailex, see http://www.scailex.com.
For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contact:
Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il